SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

CLEAR CHANNEL COMMUNICATIONS, INC.

(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title and Class of Securities)

184502102

(CUSIP number)

Highfields Capital Management LP

Attention: Joseph F. Mazzella

John Hancock Tower

200 Clarendon Street, 59th Floor

Boston, MA 02116

(617) 850-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184502102	13D	Page 2 of 56 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 24,854,400
8 SHARED VOTING POWER --0--
9 SOLE DISPOSITIVE POWER 24,854,400
10 SHARED DISPOSITIVE POWER --0--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,854,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 184502102	13D	Page 3 of 56 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 24,854,400
8 SHARED VOTING POWER --0--
9 SOLE DISPOSITIVE POWER 24,854,400
10 SHARED DISPOSITIVE POWER --0--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,854,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 184502102	13D	Page 4 of 56 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 24,854,400
8 SHARED VOTING POWER --0--
9 SOLE DISPOSITIVE POWER 24,854,400
10 SHARED DISPOSITIVE POWER --0--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,854,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 184502102	13D	Page 5 of 56 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathon S. Jacobson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 24,854,400
8 SHARED VOTING POWER --0--
9 SOLE DISPOSITIVE POWER 24,854,400
10 SHARED DISPOSITIVE POWER --0--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,854,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 184502102	13D	Page 6 of 56 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Grubman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 24,854,400
8 SHARED VOTING POWER --0--
9 SOLE DISPOSITIVE POWER 24,854,400
10 SHARED DISPOSITIVE POWER --0--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,854,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 184502102	13D	Page 7 of 56 Pages

Item 1.	Security and Issuer.

The securities to which this statement relates are shares of common stock, par value $0.10 per share (the “Shares”), of Clear Channel Communications, Inc., a Texas corporation (the “Issuer”). The principal executive offices of the Issuer are located at 200 East Basse Road, San Antonio, Texas 78209.

Item 2.	Identity and Background.

(a), (b) and (c) This statement is being filed by the following persons: Highfields Capital Management LP, a Delaware limited partnership (“Highfields Capital Management”), Highfields GP LLC, a Delaware limited liability company (“Highfields GP”), Highfields Associates LLC, a Delaware limited liability company (“Highfields Associates”), Jonathon S. Jacobson and Richard L. Grubman. Highfields Capital Management, Highfields GP, Highfields Associates, Mr. Jacobson and Mr. Grubman are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons” or “Highfields.”

Highfields Capital Management is principally engaged in the business of providing investment management services to the following investment funds: Highfields Capital I LP, a Delaware limited partnership (“Highfields I”), Highfields Capital II LP, a Delaware limited partnership (“Highfields II”), and Highfields Capital III L.P., an exempted limited partnership organized under the laws of the Cayman Islands, B.W.I. (“Highfields III” and together with Highfields I and Highfields II, the “Funds”). The business address and principal executive offices of Highfields Capital Management are John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

Highfields GP is the General Partner of Highfields Capital Management. Highfields GP’s principal business is serving as General Partner of Highfields Capital Management. The business address and principal executive offices of Highfields GP are John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

Highfields Associates is the General Partner of the Funds. Highfields Associates’ principal business is serving as the General Partner of the Funds. The business address and principal executive offices of Highfields Associates are John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

Mr. Jacobson is a Managing Member of Highfields GP and a Senior Managing Member of Highfields Associates and his business address is John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116. Mr. Jacobson also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

Mr. Grubman is a Managing Member of Highfields GP and a Senior Managing Member of Highfields Associates and his business address is John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116. Mr. Grubman also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

The Shares to which this Schedule 13D relates are owned beneficially by the Funds.

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws, but certain of such persons have been involved in the legal proceeding described immediately below. The description of such proceeding in this Schedule 13D shall not be construed as an admission by a Reporting Person that such disclosure is required by this Item 2, nor waive such Reporting Person’s rights to conclude otherwise in the future.

CUSIP No. 184502102	13D	Page 8 of 56 Pages

In February 2004, Highfields Capital Management, Longleaf Partners Small-Cap Fund, a mutual fund not affiliated with Highfields Capital Management, and Southeastern Asset Management, Inc., an investment advisor to such mutual fund that is also not affiliated with Highfields Capital Management (collectively, the “Shareholder Defendants”), were named in a complaint filed by The MONY Group, Inc. (“MONY”) in the U.S. District Court for the Southern District of New York (the “U.S. District Court”) seeking equitable relief. The complaint alleged that the Shareholder Defendants had each violated Sections 14(a) and 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to their activities opposing the acquisition of MONY by AXA Financial, Inc. (“AXA”). MONY obtained a preliminary injunction enjoining the Shareholder Defendants from distributing to other MONY shareholders a duplicate copy of MONY’s proxy card. Such distribution was planned by Highfields Capital Management after consultation with the staff of the SEC’s Division of Corporation Finance (the “SEC Staff”). In such consultations, the SEC Staff orally advised legal counsel for Highfields Capital Management that such a distribution would be lawful and permitted if certain conditions were satisfied. On February 10, 2004, the SEC Staff submitted a letter to the U.S. District Court setting forth its views on the propriety of such a distribution. On February 11, 2004, the U.S. District Court noted that the manner of Highfields Capital Management’s distribution had been expressly sanctioned by the SEC Staff and denied MONY’s request for a preliminary injunction. Immediately thereafter, Highfields Capital Management distributed duplicate MONY proxy cards in conformance with the conditions outlined by the SEC Staff and set out in the February 11, 2004 opinion of the U.S. District Court. On MONY’s appeal, in April 2004, the Second Circuit Court of Appeals reversed, despite the SEC Staff’s position to the contrary. At MONY’s May 18, 2004 meeting of shareholders, the acquisition by AXA was approved, and MONY subsequently dismissed its lawsuit against Highfields Capital Management with prejudice.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 2,492,271 Shares owned by Highfields I was $80,650,368.15, inclusive of brokerage commissions.

The aggregate purchase price of the 6,014,918 Shares owned by Highfields II was $194,709,572.39, inclusive of brokerage commissions.

The aggregate purchase price of the 16,347,211 Shares owned by Highfields III was $529,441,136.29, inclusive of brokerage commissions.

Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in its margin account.

Item 4.	Purpose of Transaction.

On May 26, 2007, certain of the Reporting Persons entered into a voting agreement with affiliates of Bain Capital Investors, LLC and Thomas H. Lee Advisors, LLC (the “Sponsors”) in connection with an agreement and plan of merger, as amended (the “Merger Agreement”), pursuant to which an affiliate of the Sponsors would merge with the Issuer (the “Merger”) and acquire at least a 70% ownership interest in the surviving company (the “Company”). Under the Merger Agreement, if consummated, shareholders of the Issuer would have the right to elect to receive for each Share of the Issuer either cash in the amount of $39.20 or one share of voting common stock of the Company, up to a maximum of 30% of the Company’s outstanding shares (the “Merger Terms”).

The Merger Terms were based upon a term sheet submitted to the Issuer’s Board of Directors for its consideration on May 3, 2007. In connection therewith, the Sponsors requested that the Funds enter into a voting agreement with respect to the Merger. The terms of such voting agreement and related documents described below were thereafter discussed and the voting agreement was entered into on May 26, 2007 (the “Voting Agreement”). The Voting Agreement (attached hereto as Exhibit A), among other things, provides that the Funds will retain beneficial ownership of Shares currently held by them until the shareholder meeting to vote on the Merger Agreement and will vote all their Shares in favor of approval of the Merger Agreement.

As part of the Voting Agreement, among other things, the Sponsors and their affiliates agreed generally that (i) all shareholders of the Issuer (other than the Issuer’s management) would be given the same opportunity to participate in the election of cash or common stock, (ii) the public shareholders of the Company would be represented by at least two (2) members of the Company’s Board of Directors, (iii) at least one of such directors would serve on each committee of the Board of Directors, and (iv) the Company’s Certificate of Incorporation and Bylaws would include provisions intended to assure public shareholders of ratable entitlement to dividends and other distributions and contain certain other protective provisions. (See Form of Certificate of Incorporation and Bylaws of Surviving Entity, attached hereto as Exhibit B.)

CUSIP No. 184502102	13D	Page 9 of 56 Pages

In addition, the Voting Agreement requires that the Sponsors and their affiliates enter into an agreement with the Company generally restricting the Sponsors and their affiliates from entering into affiliate transactions with the Company and its subsidiaries, unless approved by the Company’s public shareholders, or by the independent directors representing such public shareholders. (See Form of Agreement Restricting Affiliate Transactions, attached hereto as Exhibit C.)

The Voting Agreement also provides that Highfields Capital Management shall have the right to designate one (1) of the initial directors representing the public shareholders, and thereafter at each annual meeting to nominate such person, or his or her successor, for election by the public shareholders to the Company’s Board of Directors. The second director representing the public shareholders is to be nominated by the Company’s Nominating Committee, after consultation with Highfields Capital Management and any public shareholder beneficially owning 3% or more of the total outstanding equity securities of the Company. Highfields Capital Management’s right to nominate one (1) director, and to be consulted on the nomination of a second, shall expire at such time as the Funds no longer own 5% or more of the Company’s public shares.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) As of May 30, 2007, Highfields I, Highfields II and Highfields III owned beneficially 2,492,271, 6,014,918 and 16,347,211 Shares, respectively, representing approximately 0.5%, 1.2% and 3.3%, respectively, of the 496,372,680 shares of the Issuer’s common stock outstanding as reported in publicly available information.

As of May 30, 2007, Highfields Capital Management, in its capacity as investment manager of the Funds, had sole voting and dispositive power with respect to all 24,854,400 Shares owned beneficially by the Funds, representing approximately 5.0% of the 496,372,680 shares of the Issuer’s common stock outstanding as reported in publicly available information.

As of May 30, 2007, Highfields GP, through its control of Highfields Capital Management, had sole voting and dispositive power with respect to all 24,854,400 Shares owned beneficially by Highfields Capital Management, representing approximately 5.0% of the 496,372,680 shares of the Issuer’s common stock outstanding as reported in publicly available information.

As of May 30, 2007, Highfields Associates, through its control of the Funds, had sole voting and dispositive power with respect to all 24,854,400 Shares owned beneficially by the Funds, representing approximately 5.0% of the 496,372,680 shares of the Issuer’s common stock outstanding as reported in publicly available information.

As of May 30, 2007, Mr. Jacobson, in his capacity as a Managing Member of Highfields GP, a Senior Managing Member of Highfields Associates and Managing Director of Highfields Capital Management, had sole voting and dispositive power with respect to all 24,854,400 Shares, representing approximately 5.0% of the 496,372,680 shares of the Issuer’s common stock outstanding as reported in publicly available information.

As of May 30, 2007, Mr. Grubman, in his capacity as a Managing Member of Highfields GP, a Senior Managing Member of Highfields Associates and Managing Director of Highfields Capital Management, had sole voting and dispositive power with respect to all 24,854,400 Shares, representing approximately 5.0% of the 496,372,680 shares of the Issuer’s common stock outstanding as reported in publicly available information.

(c) Not applicable.

(d) Not applicable.

CUSIP No. 184502102	13D	Page 10 of 56 Pages

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Each of the Funds from time to time may enter into, modify and unwind cash settled equity swap or other similar derivatives transactions with one or more counterparties, the value of which is based in whole or in part on the value of the Issuer’s securities. These contracts do not and will not give the Reporting Persons direct or indirect voting, investment or dispositive control over such securities referenced therein and do not require the counterparties thereto to acquire, hold, vote or dispose of any such securities. Accordingly, the Reporting Persons disclaim beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Voting Agreement
Exhibit B	Form of Certificate of Incorporation and Bylaws of Surviving Entity
Exhibit C	Form of Agreement Restricting Affiliate Transactions
Exhibit D	Joint Filing Agreement

CUSIP No. 184502102	13D	Page 11 of 56 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

May 30, 2007
Date

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS ASSOCIATES LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

RICHARD L. GRUBMAN

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

Page 12 of 56 Pages

Exhibit A

Voting Agreement

VOTING AGREEMENT (“Agreement”), dated as of May 26, 2007, by and among BT Triple Crown Merger Co., Inc., a Delaware corporation (“Mergerco”), B Triple Crown Finco, LLC, a Delaware limited liability company, T Triple Crown Finco, LLC, a Delaware limited liability company (together with B Triple Crown Finco, LLC, the “Parents”), BT Triple Crown Capital Holdings III, Inc. a Delaware corporation (“New Holdco”); and Highfields Capital I LP, a Delaware limited partnership (“Highfields I”), Highfields Capital II LP, a Delaware limited partnership (“Highfields II”), Highfields Capital III LP, an exempted limited partnership organized under the laws of the Cayman Islands, B.W.I. (“Highfields III”), and Highfields Capital Management LP, a Delaware limited partnership (“Highfields Management” and, together with Highfields I, Highfields II and Highfields III, “Stockholders”) of the Company.

WHEREAS, Mergerco, Parents, New Holdco, and Clear Channel Communications, Inc., a Texas corporation (the “Company”) have entered into an amendment to Agreement and Plan of Merger, dated of even date herewith (such agreement as amended as of the date hereof, the “Agreement and Plan of Merger”), which (i) provides that, subject to certain exceptions with respect to Affiliated Holders, regulatory requirements and number of shares issued, each shareholder of the Company will be offered the right to elect to receive in the Merger, for each share of common stock, par value $0.10 per share, of the Company (each, a “Common Share”), either cash in the amount of $39.20, or one share of voting common stock of New Holdco and (ii) sets forth certain other rights of the public holders of New Holdco’s common stock (the “Public Holders”) and certain terms and conditions under which New Holdco will operate;

WHEREAS, the Stockholders in the aggregate beneficially own and have sole or shared (together with one or more of the other Stockholders or their affiliates) voting power with respect to 24,000,000 Common Shares (such Common Shares, together with any securities issued or exchanged with respect to such shares of common stock upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the securities of the Company or any other change in the Company’s capital structure, the “Covered Shares”);

WHEREAS, in connection with the execution of the Agreement and Plan of Merger, the Parents have requested that the Stockholders execute and deliver this Agreement on a date even herewith; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Agreement and Plan of Merger.

NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt of which are hereby acknowledged the Stockholders, New Holdco, Mergerco and the Parents agree as follows:

Page 13 of 56 Pages

1. Agreement to Vote. Each Stockholder agrees that, prior to the Expiration Date (as defined below), at any meeting of the stockholders of the Company, or in connection with any written consent of the stockholders of the Company, with respect to the Merger, the Agreement and Plan of Merger or any Competing Proposal or any adjournment or postponement thereof, Stockholder shall:

(a)	appear at such meeting or otherwise cause the Covered Shares and any other Common Shares which it acquires beneficial ownership of after the date hereof (“After Acquired Shares”) to be counted as present thereat for purposes of calculating a quorum; and

(b)	from and after the date hereof until the Expiration Date, vote (or cause to be voted) in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering all of the Covered Shares and any After Acquired Shares that such Stockholder shall be entitled to so vote, whether such Common Shares are beneficially owned by such Stockholder on the date of this Agreement or are subsequently acquired, (i) in favor of adoption and approval of the Agreement and Plan of Merger and the transactions contemplated thereby, including the Merger; (ii) against any extraordinary corporate transaction (other than the Merger or pursuant to the Merger) or any Competing Proposal, or any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement providing for the consummation of a transaction contemplated by any Competing Proposal, and (iii) in favor of any proposal to adjourn a Shareholders’ Meeting which New Holdco and the Parents support.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (i) the Effective Time; (ii) such date as the Agreement and Plan of Merger is terminated pursuant to Article VIII thereof; or (iii) upon mutual written agreement of the parties to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided however, (i) Sections 6, and 9 through 19 shall survive any such expiration if the Effective Time shall have occurred, and (ii) such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement prior to termination hereof.

3. Agreement to Retain Covered Shares. From and after the date hereof until, (A) in the case of clause (i) below, the Expiration Date, and (B) in the case of clause (ii) below, immediately after the vote is taken at a Special Meeting of shareholders of the Company (taking into account any postponements or adjournments thereof) for the purpose of approving the adoption and approval of the Agreement and Plan of Merger and the transactions contemplated thereby, including the Merger, each of the Stockholders shall not, except as contemplated by this Agreement or the Agreement and Plan of Merger, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Covered Shares and any After Acquired Shares or (ii) sell, transfer, assign,

Page 14 of 56 Pages

dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, the beneficial ownership of any Covered Shares. Notwithstanding the foregoing, each Stockholder may make a transfer (a) to other persons who are affiliated with the Stockholders subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of a Stockholder under, this Agreement, or (b) as the Parents may otherwise agree in writing in their sole discretion.

4. Representations and Warranties of the Stockholders. Each of the Stockholders hereby represents and warrants to New Holdco, Parents and Mergerco as follows:

(a)	such Stockholder has the power and the right to enter into, deliver and perform the terms of this Agreement;

(b)	this Agreement has been duly and validly executed and delivered by such Stockholder and (assuming this Agreement constitutes a valid and binding agreement of the Parents) is a legal, valid and binding agreement with respect to the Stockholder, enforceable against the Stockholder in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles);

(c)	the Stockholders beneficially own in the aggregate at least 24,000,000 Common Shares and have sole or shared, and otherwise unrestricted, voting power (together with one or more Stockholders or their affiliates) with respect to such Common Shares;

(d)	no proceedings are pending which, if adversely determined, will have a material adverse effect on any ability to vote or dispose of any of the Covered Shares;

(e)	the execution and delivery of this Agreement by such Stockholder do not, and the performance by the Stockholder of its obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a breach or default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder is bound, or any statute, rule or regulation to which the Stockholder is subject or, in the event that the Stockholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of the Stockholder. Except as expressly contemplated hereby, the Stockholder is not a party to any voting agreement or voting trust relating to the Covered Shares or After Acquired Shares;

Page 15 of 56 Pages

(f)	such Stockholder acknowledges and confirms that (a) New Holdco, Parents and Mergerco may possess or hereafter come into possession of certain non-public information concerning the Covered Shares, After Acquired Shares and the Company which is not known to the Stockholder and which may be material to the Stockholder’s decision to vote in favor of the Merger (the “Excluded Information”), (b) the Stockholder has requested not to receive the Excluded Information and has determined to vote in favor of the Merger and sell the Covered Shares notwithstanding its lack of knowledge of the Excluded Information, and (c) New Holdco, the Parents and Mergerco shall have no liability or obligation to the Stockholder in connection with, and the Stockholder hereby waives and releases New Holdco, the Parents and Mergerco from, any claims which Stockholder or its successors and assigns may have against New Holdco, the Parents, Mergerco or their respective Affiliates (whether pursuant to applicable securities, laws or otherwise) with respect to the non-disclosure of the Excluded Information; and

(g)	such Stockholder acknowledges and confirms that it has reviewed the Agreement and Plan of Merger, including without limitation, the first and second amendments thereto executed prior to the date hereof, and has had the opportunity to review such agreement with counsel and its other advisors.

5. Representations and Warranties of the Parents, Mergerco and New Holdco. Each of the Parents, Mergerco and New Holdco hereby represents and warrants to the Stockholders as follows:

(a)	each of the Parents, Mergerco and New Holdco has the power and the right to enter into, deliver and perform the terms of this Agreement;

(b)	this Agreement has been duly and validly executed and delivered by the Parents, Mergerco and New Holdco and (assuming this Agreement constitutes a valid and binding agreement of the Stockholders) is a legal, valid and binding agreement with respect to the Parents, Mergerco and New Holdco, enforceable against each of the Parents, Mergerco and New Holdco in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles);

(c)	The Parents have heretofore cancelled, and will not accept or enter into, any subscription agreements or understandings to acquire equity securities of New Holdco from (a) any private investment funds that were stockholders of the Company and were not limited partners or shareholders of an investment fund managed by one of the Sponsors and (b) any other investment funds that (i) were, as of the date of execution of such agreement, stockholders of the Company, (ii) were not limited

Page 16 of 56 Pages

partners or shareholders in an investment fund managed by one of the Sponsors, and (iii) executed such agreements after January 31, 2007; provided, however, that the foregoing shall not apply to either (x) the public employee benefit plan investor that has previously been specifically identified to one or more of the Stockholders, or (y) subscription agreements executed by financing sources prior to January 31, 2007. Such investment funds with such cancelled subscription agreements, to the extent that they continue to be stockholders of the Company, will be treated ratably with other public stockholders of the Company. The Parents, represent that they have not, and after the date of this Agreement, Parents will not, enter into any other arrangements or agreement with any such affected investment funds to acquire equity securities in New Holdco other than as provided for in the Agreement and Plan of Merger.

(d)	Immediately following the effective time, the Articles of Incorporation and Bylaws of New Holdco will be in the form attached hereto as Exhibit A.

(e)	New Holdco, Mergerco, Bain Capital Fund IX, L.P. and Thomas H. Lee Equity Fund VI, L.P. have entered into or will enter into an agreement in the form attached hereto as Exhibit B, which will become effective as of the Effective Time and continue to be in full force and effect until the termination in accordance with terms thereof (the “Letter Termination Date”). The Parents agree that they will not terminate (other than pursuant to its terms), amend, supplement or otherwise modify such agreement without the prior written approval of the Stockholders.

6. Directors.

(a)	Immediately following the Effective Time, the Board of Directors of New Holdco shall establish the size of the Board of Directors at twelve (12) members, one member of which shall be a United States citizen and be named by Highfields Management (which member shall be named to New Holdco’s nominating committee) and one member of which shall be a United States citizen and shall be selected by New Holdco’s nominating committe after consultation with Highfields Management and any holder whose election to receive common stock of New Holdco pursuant to Section 3.01 of the Agreement and Plan of Merger is reasonably expected to result in such holder owning three percent (3%) or more of the total outstanding equity securities of New Holdco (these two directors shall hereinafter be referred to as the “Public Directors”). Until the date (the “Termination Date”) on which the Stockholders beneficially own (as defined under the Securities Exchange Act of 1934, as amended) less than 5% of the outstanding shares of voting securities of New Holdco issued as Stock Consideration to stockholders in connection with the Merger (“Required Percentage”), in connection with each election of Public Directors, New Holdco shall: (i) nominate as Public Directors one candidate who shall be a United States citizen and shall be selected by Highfields Management and one candidate who shall be a United States citizen and shall be selected by New Holdco’s nominating committee after consultation with Highfields Management and any Public Holder owning three percent (3%) or more of the total outstanding equity securities of New Holdco, (ii) recommend the election of such candidates, (iii) solicit proxies for the

Page 17 of 56 Pages

election of such candidates, and (iv) to the extent authorized by stockholders granting proxies, vote the voting securities represented by all proxies granted by stockholders in connection with the solicitation of proxies by the Board for such meeting, in favor of such candidates. The Parents and their affiliates agree to vote all shares of voting securities which they own and which are eligible to vote for the election of the Public Directors in favor of such candidates’ election of the Public Directors.

(b)	If a Public Director dies or is disabled such that he or she is rendered unable to serve on the Board prior to the Termination Date, a replacement shall be named in accordance with the provisions set forth in paragraph (a) above.

(c)	Until the Termination Date, (i) New Holdco shall, subject to the New Holdco Board’s fiduciary duties, cause at least one Public Director to be appointed to each of the committees of the Board of New Holdco, and (ii) if the Public Director serving on any such committee shall cease to serve as a director of New Holdco for any reason or otherwise is unable to fulfill his or her duties on any such committee, New Holdco, subject to the fiduciary duties of the New Holdco Board, shall cause the director to be succeeded by another Public Director.

(d)	Notwithstanding the foregoing provisions, at no time may any of the foregoing actions be taken if, as a result of actions taken or of investments of the Stockholders, New Holdco or its affiliates would not be qualified under the Communications Act to control the Company FCC Licenses (as in effect on the date of such action) or such actions or investments would cause any other violations by New Holdco or its affiliates of the Communications Act or the FCC’s rules. Highfields Management is owned and controlled solely by U.S. persons.

(e)

(i) Highfields Management acknowledges that, as a result of the rights granted under this Section 6, Highfields Management may be deemed to hold an attributable interest in New Holdco, the Company or their affiliates under the regulations of the Federal Communications Commission (“FCC”) pertaining to the ownership and operation of radio and television stations and daily newspapers of general circulation. In the event that it is determined that Highfields Management or any affiliate of Highfields Management holds an attributable interest in New Holdco, the Company or any of their affiliates as a result of the rights granted under Sections 6(a) and (b), then, unless Highfields Management and any such affiliate of Highfields Management promptly relinquish in writing the rights of Highfields Management under Sections 6(a) and (b) to the extent necessary to render non-attributable any interest of such party in New Holdco, the Company, or their affiliates or promptly take other measures to render any such interest non-attributable, Highfields Management and

Page 18 of 56 Pages

any such affiliate of Highfields Management shall furnish and certify promptly to New Holdco such information, or such additional information, as New Holdco may reasonably request and make, in cooperation with New Holdco, such filings with or disclosures to the FCC as are applicable to persons holding attributable interests in New Holdco, the Company or any of their affiliates.

(ii) Highfields Management represents (a) that, to the extent it may be deemed to hold an attributable interest in New Holdco, the Company or any of their affiliates, it is legally qualified to hold such an attributable interest in a broadcast licensee under FCC regulations and (b) that none of (i) Highfields Management, (ii) any person holding an attributable interest in or through Highfields Management, or (iii) any person nominated or designated by Highfields Management to serve on the Board of New Holdco holds or will hold either (A) any attributable interest in any radio or television station or daily newspaper of general circulation (other than in the radio and television stations owned by the Company) in any market in which New Holdco, the Company or any of their affiliates has any attributable media interest, or (B) any other media interest that New Holdco determines in good faith after good faith consultation with its FCC counsel and FCC counsel for Highfields Management, reasonably could be expected to impede or delay the ability of the New Holdco, the Company or their affiliates to hold or acquire interests in radio or television stations or daily newspapers of general circulation or to obtain any regulatory approval necessary or appropriate for the consummation of the transactions described in the Agreement and Plan of Merger (the interests described in (A) and (B) immediately above being referred to hereafter as “Conflicting Interests.”) The terms “attributable,” “attributable interest,” “radio and television station,” “market” and “daily newspaper of general circulation” as used in this Agreement shall be construed consistent with 47 C.F.R. § 73.3555 (or any successor provision) of the regulations of the FCC and the notes thereto, as in effect from time to time. With respect to Highfields Management, the term “affiliate” shall include any person or entity controlling, controlled by or under common control with Highfields Management and shall also be deemed to include any Stockholder. In the event that Highfields Management, any person holding an attributable interest in or through Highfields Management, or any nominee or designee of Highfields Management to the Board of New Holdco holds or is anticipated to hold a Conflicting Interest, Highfields Management and its affiliates shall take Curative Action, as defined below. “Curative Action” means action promptly taken (but in any event within twenty (20) calendar days or such lesser period as may be necessary to avoid delay in obtaining necessary regulatory approvals) by which a party shall (A) divest or cause the divestiture of any Conflicting Interest, (B) render the Conflicting Interest non-attributable; (C) render any interest of such party in New Holdco, the Company, and their affiliates non-attributable,

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or (D) relinquish any rights under Section 6(a) and (b) to the extent necessary to render non-attributable any interest of such party in New Holdco, the Company, or their affiliates.

(iii) If any affiliate of Highfields Management other than Highfields Management should be deemed to hold or anticipated to hold an attributable interest in New Holdco, the Company or any of their affiliates, Highfields Management and any such affiliate of Highfields Management shall immediately notify New Holdco and shall either

a.	certify to New Holdco in writing (a) that such Highfields Management affiliate is legally qualified to hold such an attributable interest in a broadcast licensee under FCC regulations and (b) that none of (i) such Highfields Management affiliate or (ii) any person holding an attributable interest in or through such Highfields Management affiliate holds or will hold a Conflicting Interest; or

b.	if Highfields Management and such Highfields Management affiliate are not able or do not elect so to certify, Highfields Management and its affiliate shall take Curative Action.

(iv) New Holdco shall cooperate with Highfields Management and any affiliate of Highfields Management, subject to their compliance with this Section 6(e), to minimize any request for information pursuant to Section 10.2 of the Amended and Restated Certificate of Incorporation of Holdco and shall consult in good faith with Highfields Management and any affiliate of Highfields Management from which any information may be sought to avoid any unnecessary burden in the obtaining of information necessary to fulfill responsibilities of Holdco, the Company and their affiliates to monitor compliance and complete reports and other submissions as may be required from time to time by the FCC.

7. No Solicitation. From and after the date hereof until the Expiration Date, each Stockholder and each of its affiliates will not solicit proxies or become a “participant” in any solicitation (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934) in opposition to the solicitation of proxies by the Company and the Parents for the Agreement and Plan of Merger. From and after the date hereof until the Expiration Date, in all public statements and public filings made with respect to the voting of the Covered Shares, each Stockholder and its affiliates will indicate that they are voting in favor of the Agreement and Plan of Merger and otherwise in accordance with Section 1 above.

8. Survival of Representations and Warranties. The representations and warranties contained herein shall not be deemed waived or otherwise affected by any investigation made by the other parties hereto. Other than the representations and warranties set forth in Section 5(e)

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which shall expire on the Letter Termination Date, the representations and warranties contained herein shall expire with, and be terminated and extinguished upon, consummation of the Merger or termination of this Agreement in accordance with the terms hereof, but no party shall be relieved for prior breach thereof.

9. Specific Enforcement. Each Stockholder has signed this Agreement intending to be legally bound thereby. Each Stockholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against such Stockholder.

10. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

11. No waivers. No waivers of any breach of this Agreement extended by New Holdco, Parents or Mergerco to the Stockholders shall be construed as a waiver of any rights or remedies of New Holdco, the Parents or Mergerco with respect to any other stockholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to shares of the Company held or subsequently held by such stockholder or with respect to any subsequent breach of the Stockholder or any other such stockholder of the Company. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

12. Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

13. Notices. All notices and other communications hereunder shall be in writing and shall be sufficient if sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section):

(i)	if to the Stockholders:

Highfields Capital Management

200 Clarendon Street

Boston, MA 02117

Attn: Joseph F. Mazzella

Phone: (617) 850-7500

Facsimile: (617) 850-7620

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with a copy to:

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

Attn: Joseph L. Johnson III

Phone: (617) 570-1633

Facsimile: (617) 523-1231

(ii)	if to the Parents, New Holdco or Mergerco to:

Bain Capital Partners, LLC

111 Huntington Avenue

Boston, MA 02199

Phone: (617) 516-2000

Fax: (617) 516-2010

Attention: John Connaughton

and

Thomas H. Lee Partners, L.P.

100 Federal Street

Boston, MA 02110

Phone: (617) 227-1050

Fax: (617) 227-3514

Attn: Scott Sperling

with a copy to:

Ropes & Gray LLP

One International Place

Boston, MA 02110

Phone: (617) 951-7000

Fax: (617) 951-7050

Attn: David C. Chapin

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telex, ordinary mail or electronic mail), but no such notice of other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

14. No Third Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the parties hereto and their. respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto.

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15. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that New Holdco and Mergerco may assign this Agreement to any direct or indirect wholly owned subsidiary of New Holdco or Mergerco, as the case may be, without the consent of the Stockholders (provided that New Holdco or Mergerco, as the case may be, shall remain liable for all of its obligations under this Agreement) and the Stockholders may assign this Agreement (other than the rights of Highfields Management under Section 6 hereof) in connection with any permitted transfer of shares hereunder (provided that the transferee agrees in writing to be bound by the terms of this Agreement). Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, heirs, executors, administrators and other legal representatives, as the case may be.

16. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

17. Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” No summary of this Agreement prepared by the parties shall affect in any way the meaning or interpretation of this Agreement.

18. Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by the internal laws of the State of New York without giving effect to any choice or conflict of laws provision or rule.

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19. Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 19.

20. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed individually or by its respective duly authorized officer as of the date first written above.

STOCKHOLDERS:

HIGHFIELDS CAPITAL I LP

By: Highfields Associates LLC, its General Partner

By:	/s/ Joseph F. Mazzella
Name:	Joseph F. Mazzella
Title:	Authorized Signatory

HIGHFIELDS CAPITAL II LP

By: Highfields Associates LLC, its General Partner

By:	/s/ Joseph F. Mazzella
Name:	Joseph F. Mazzella
Title:	Authorized Signatory

HIGHFIELDS CAPITAL III LP

By: Highfields Associates LLC, its General Partner

By:	/s/ Joseph F. Mazzella
Name:	Joseph F. Mazzella
Title:	Authorized Signatory

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

By:	/s/ Joseph F. Mazzella
Name:	Joseph F. Mazzella
Title:	Managing Director

Page 25 of 56 Pages

MERGERCO:

BT TRIPLE CROWN MERGER CO., INC.

By:	/s/ Scott Sperling
Name:	Scott Sperling
Title:	Co-President

PARENTS:

B TRIPLE CROWN FINCO, LLC

By:	/s/ John Connaughton
Name:	John Connaughton
Title:	Managing Director

T TRIPLE CROWN FINCO, LLC

By:	/s/ Scott Sperling
Name:	Scott Sperling
Title:	Co-President

NEW HOLDCO:

BT TRIPLE CROWN CAPITAL HOLDINGS III, INC.

By:	/s/ Scott Sperling
Name:	Scott Sperling
Title:	Co-President

Page 26 of 56 Pages

The undersigned parties are executing this Agreement solely to evidence their agreement, as follows: (a) to use their reasonable best efforts to cause Mergerco, the Parents and New Holdco to perform, in all material respects, their obligations set forth herein to be performed by them for so long as such obligations are in effect, and (b) to use their reasonable best efforts to prevent Mergerco, the Parents and New Holdco from taking any actions that would be inconsistent, in any material respect, with their performance of such obligations for so long as such obligations are in effect.

BAIN CAPITAL FUND IX, L.P.

BY: BAIN CAPITAL PARTNERS, IX, L.P., ITS GENERAL PARTNER
BY: BAIN CAPITAL INVESTORS, LLC, ITS GENERAL PARTNER

By:	/s/ John Connaughton
Name:	John P. Connaughton
Title:	Managing Director

THOMAS H. LEE EQUITY FUND VI, L.P.

BY: THL EQUITY ADVISORS VI, LLC, ITS GENERAL PARTNER
BY: THOMAS H. LEE PARTNERS, L.P., ITS SOLE MEMBER
BY: THOMAS H. LEE ADVISORS, LLC, ITS GENERAL PARTNER

By:	/s/ Scott Sperling
Name:	Scott M. Sperling
Title:	Co-President

Page 27 of 56 Pages

Exhibit B

Form of Certificate of Incorporation

and Bylaws of Surviving Entity

STATE of DELAWARE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BT TRIPLE CROWN CAPITAL HOLDINGS III, INC.

The undersigned, Scott Sperling, certifies that he is the President of BT Triple Crown Capital Holdings III, Inc., a corporation organized and existing under the laws of Delaware, and does hereby further certify as follows:

(A) The name of the Corporation is BT Triple Crown Capital Holdings III, Inc. (the “Corporation”). The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of the State of Delaware on May 17, 2007 and the Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on May 11, 2007.

(B) This Second Amended and Restated Certificate of Incorporation amends and restates the Certificate of the Incorporation of the Corporation.

(C) This Second Amended and Restated Certificate of Incorporation has been duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”).

(D) This Second Amended and Restated Certificate of Incorporation will be effective upon its filing with the Secretary of State of the State of Delaware.

(E) Pursuant to Sections 228, 242 and 245 of the DGCL, the text of the Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety as follows:

ARTICLE I.

Section 1.01 Name. The name of this corporation is BT Triple Crown Capital Holdings III, Inc. (the “Corporation”).

ARTICLE II.

Section 2.01 Registered Office. The registered office of the Corporation in the State of Delaware is located at 2711 Centerville Road, Suite 400 in the City of Wilmington 19808, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

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ARTICLE III.

Section 3.01 Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV.

Section 4.01 Capitalization. The total number of shares of capital stock that the Corporation shall have authority to issue is six hundred sixty million (650,000,000) shares consisting of six hundred fifty million (650,000,000) shares of Common Stock, par value $0.001 per share, of which (i) four hundred million (400,000,000) shares shall be designated as Class A Common Stock, (ii) one hundred fifty million (150,000,000) shares shall be designated as Class B Common Stock and (iii) one hundred million (100,000,000) shares shall be designated as Class C Common Stock.

Section 4.02 Common Stock. Except as provided in this Section 4.02 or as otherwise required by the DGCL, all shares of Class A Common Stock, Class B Common Stock and Class C Common Stock shall have the same powers, privileges, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, and shall be identical to each other in all respects.

(a) Voting Rights and Powers. Except as otherwise provided in this Second Amended and Restated Certificate of Incorporation or required by law, with respect to all matters upon which stockholders are entitled to vote, the holders of the outstanding shares of Class A Common Stock and Class B Common Stock shall vote together with the holders of any other outstanding shares of capital stock of the Corporation entitled to vote, without regard to class. Every holder of outstanding shares of Class A Common Stock shall be entitled to cast thereon one vote in person or by proxy for each share of Class A Common Stock standing in his name. Every holder of outstanding shares of Class B Common Stock shall be entitled to cast thereon, in person or by proxy, for each share of Class B Common Stock, a number of votes equal to the number obtained by dividing (x) the sum of total number of shares of Class B Common Stock outstanding as of the record date for such vote and the number of Class C Common Stock outstanding as of the record date for such vote by (y) the number of shares of Class B Common Stock outstanding as of the record date for such vote. The affirmative vote of the holders of a majority of the voting power of the Class A Common Stock and Class B Common Stock, on a combined basis, as of any time in accordance with this Section 4.02(a), is referred to herein as the “Majority Common Stock Approval”. Except as otherwise required by law, the holders of outstanding shares of Class C Common Stock shall not be entitled to any votes upon any questions presented to stockholders of the Corporation, including, but not limited to, whether to increase or decrease the number of authorized shares of Class C Common Stock.

(b) Dividends. Except as otherwise required by the DGCL, the holders of Class A Common Stock, Class B Common Stock and Class C Common Stock shall be entitled to receive ratably such dividends, other than Share Distributions (as hereinafter

Page 29 of 56 Pages

defined), as may from time to time be declared by the board of directors of the Corporation (the “Board of Directors”) out of funds legally available therefor. The Board of Directors may, at its discretion, declare a dividend of any securities of the Corporation or of any other corporation, limited liability company, partnership, joint venture, trust or other legal entity (a “Share Distribution”) to the holders of shares of Class A Common Stock, Class B Common Stock and Class C Common Stock (i) on the basis of a ratable distribution of identical securities to holders of shares of Class A Common Stock, Class B Common Stock and Class C Common Stock or (ii) on the basis of a distribution of one class or series of securities to holders of shares of Class A Common Stock and one or more different classes or series of securities to holders of Class B Common Stock and Class C Common Stock, as applicable, provided that the securities so distributed (and, if the distribution consists of convertible or exchangeable securities, the securities into which such convertible or exchangeable securities are convertible or for which they are exchangeable) do not differ in any respect other than (x) differences in conversion rights consistent in all material respects with differences in conversion rights between Class A Common Stock, Class B Common Stock and Class C Common Stock and (y) differences in their voting rights and powers so long as immediately following any Share Distribution, the ratio of the total number of votes exercisable in the aggregate by the holders of the Class B Common Stock and the Class C Common Stock (whether attributable to the shares of Class B Common Stock or Class C Common Stock or the securities so distributed (and, if the distribution consists of convertible or exchangeable securities, the securities into which such convertible or exchangeable securities are convertible or for which they are exchangeable)) to the total number of votes exercisable by the holders of the Class A Common Stock (whether attributable to the shares of Class A Common Stock or the securities so distributed (and, if the distribution consists of convertible or exchangeable securities, the securities into which such convertible or exchangeable securities are convertible or for which they are exchangeable)), does not exceed the ratio existing immediately prior to such Share Distribution.

(c) Distribution of Assets Upon Liquidation. In the event the Corporation shall be liquidated, dissolved or wound up, whether voluntarily or involuntarily, the net assets of the Corporation shall be divided ratably among the holders of Class A Common Stock, Class B Common Stock and Class C Common Stock.

(d) Split, Subdivision or Combination. If the Corporation shall in any manner split, subdivide or combine the outstanding shares of Class A Common Stock, Class B Common Stock or Class C Common Stock, whether by reclassification, Share Distribution or otherwise, the outstanding shares of the other classes of Common Stock shall be proportionally split, subdivided or combined in the same manner and on the same basis as the outstanding shares of the other class of Common Stock have been split, subdivided or combined, whether by reclassification, Share Distribution or otherwise.

(e) Conversion. Subject to the limitations set forth in Section 10.03, each record holder of shares of Class B Common Stock or Class C Common Stock may convert any or all of such shares into an equal number of shares of Class A Common Stock by delivering written notice to the Corporation’s transfer agent stating that such

Page 30 of 56 Pages

record holder desires to convert such shares into the same number of shares of Class A Common Stock and requesting that the Corporation issue all of such Class A Common Stock to the persons named therein, setting forth the number of shares of Class A Common Stock to be issued to each such person (and, in the case of a request for registration in a name other than that of such record holder, providing proper evidence of succession, assignation or authority to transfer), accompanied by payment of documentary, stamp or similar issue or transfer taxes, if any.

(f) Certain Voting Rights. In addition to any other approval required by law or by this Second Amended and Restated Certificate of Incorporation, any consolidation of the Corporation with another corporation or entity, any merger of the Corporation into another corporation or entity or any merger of any other corporation or entity into the Corporation pursuant to which shares of Common Stock are converted into or exchanged for any securities or any other consideration shall require Majority Common Stock Approval.

Section 4.03 Change in Number of Shares Authorized. Except as otherwise provided in the provisions establishing a class of stock, the number of authorized shares of any class or series of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the Corporation entitled to vote irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

ARTICLE V.

Section 5.01 Power of the Board of Directors. The property and business of the Corporation shall be controlled and managed by or under the direction of its Board of Directors. In furtherance, and not in limitation, of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized:

(a) To adopt, amend, alter and repeal the by-laws of the Corporation without the assent or vote of the stockholders, in any manner not inconsistent with the laws of the State of Delaware or this Second Amended and Restated Certificate of Incorporation; provided that no by-laws hereafter adopted shall invalidate any prior act of the directors that would have been valid if such by-laws had not been adopted;

(b) To determine the rights, powers, duties, rules and procedures that affect the power of the Board of Directors to manage and direct the property, business and affairs of the Corporation, including, without limitation, the power to designate and empower committees of the Board of Directors, to elect, appoint and empower the officers and other agents of the Corporation, and to determine the time and place of, and the notice requirements for, Board meetings, as well as the manner of taking Board action; and

(c) To exercise all such powers and do all such acts as may be exercised by the Corporation, subject to the provisions of the laws of the State of Delaware, this Second Amended and Restated Certificate of Incorporation, and the by-laws of the Corporation.

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Section 5.02 Election of Directors. The directors of the Corporation shall be composed and elected as follows:

(a) The size of the board shall be as determined in accordance with the Corporation’s by-laws, as in effect from time to time, except that from and after the Effective Time (as defined in the Merger Agreement), for so long as any shares of Class A Common Stock are outstanding, the holders of Class A Common Stock will be entitled to elect at least two (2) independent directors as provided in clause (b) of this Section 5.02;

(b) From and after the Effective Time (as defined in the Merger Agreement), for so long as any shares of Class A Common Stock are outstanding, the holders of Class A Common Stock, voting as a separate class, will have the right to elect at least two (2) independent directors; and

(c) The holders of Class A Common Stock and Class B Common Stock, voting together as a single class (with each share entitled to the number of votes specified in Section 4.02(a)) will have to power to elect all other directors of the Corporation in accordance with the provisions of the Corporation’s by-laws and applicable law, each as in effect from time to time.

The election of directors need not be by written ballot unless the by-laws shall so require.

Section 5.03 Liability of Directors. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the DGCL as in effect at the time such liability is determined. No amendment or repeal of this Section 5.03 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Section 5.04 Removal of Directors. Any or all directors of the Corporation may be removed at any time either with or without cause by the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting as a single class; except that any independent director elected pursuant to the provisions of Section 5.02(b) may not be so removed, other than for cause, without the affirmative vote of holders of a majority of the then outstanding Class A Common Stock. Any vacancies created as a result of the removal of any independent director elected pursuant to the provisions of Section 5.02(b) may only be filled by the holders of Class A Common Stock, voting as a separate class in accordance with Section 5.02(b) at a special meeting of the stockholders of the Corporation and the Corporation shall use reasonable efforts to call such meeting.

ARTICLE VI.

Section 6.01 Indemnification. The Corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request advance expenses to any person who is or was a party or is threatened to be made a party to any

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threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of the Corporation or while a director or officer is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney’s fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred (and not otherwise recovered) in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require the Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under this Section 6.01 shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. Any repeal or modification of the foregoing provisions of this Section 6.01 shall not adversely affect any right or protection of a director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, or representative against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify him against such expense, liability or loss under the DGCL.

ARTICLE VII.

Section 7.01 Reservation of Right to Amend. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed by law, and all the provisions of this Second Amended and Restated Certificate of Incorporation and all rights and powers conferred in this Second Amended and Restated Certificate of Incorporation on stockholders, directors and officers are subject to this reserved power. Notwithstanding the foregoing, the Corporation shall not amend this Second Amended and Restated Certificate of Incorporation in a manner that would alter or change the powers, preferences or special rights of the Class A Common Stock in a manner that would not so affect all classes of Common Stock without the consent of holders of a majority of the then-outstanding shares of Class A Common Stock.

Section 7.02 Construction. Each reference in this Second Amended and Restated Certificate of Incorporation to “the Second Amended and Restated Certificate of Incorporation,” “hereunder,” “hereof,” or words of like import and each reference to the Second Amended and Restated Certificate of Incorporation set forth in any amendment to the Second Amended and Restated Certificate of Incorporation shall mean and be a reference to the Second Amended and Restated Certificate of Incorporation, as supplemented and amended through such amendment to the Second Amended and Restated Certificate of Incorporation.

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ARTICLE VIII.

Section 8.01 Records. The books of the Corporation may (subject to any statutory requirements) be kept outside the State of Delaware as may be designated by the Board of Directors or in the by-laws of the Corporation.

ARTICLE IX.

Section 9.01 Renunciation of Business Opportunities Doctrine. To the maximum extent permitted from time to time under the law of the State of Delaware, the Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to its officers, directors or stockholders, other than those officers, directors or stockholders who are employees of the Corporation. No amendment or repeal of this Section 9.01 shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any opportunities of which such officer, director or stockholder becomes aware prior to such amendment or repeal. To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Section 9.01. As used herein, “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust association or any other entity.

ARTICLE X.

Section 10.01 Restrictions on Stock Ownership or Transfer. As contemplated by this Article X, the Corporation may restrict the ownership, or proposed ownership, of shares of capital stock of the Corporation by any Person if such ownership or proposed ownership (a) is or could be inconsistent with, or in violation of, any provision of the Federal Communications Laws (as hereinafter defined), (b) limits or impairs or could limit or impair any business activities or proposed business activities of the Corporation under the Federal Communications Laws or (c) subjects or could subject the Corporation to any regulation under the Federal Communications Laws to which the Corporation would not be subject but for such ownership or proposed ownership (clauses (a), (b) and (c) collectively, “FCC Regulatory Limitations”). For purposes of this Article X, the term “Federal Communications Laws” shall mean any law of the United States now or hereafter in effect (and any regulation thereunder), including, without limitation, the Communications Act of 1934, as amended (the “Communications Act”), and regulations thereunder, pertaining to the ownership and/or operation or regulating the business activities of (x) any television or radio station, cable television system or other medium of mass communications or (y) any provider of programming content to any such medium.

Section 10.02 Requests for Information. If the Corporation believes that the ownership or proposed ownership of shares of capital stock of the Corporation by any Person may result in an FCC Regulatory Limitation, such Person shall furnish promptly to the Corporation such information (including, without limitation, information with respect to citizenship, other ownership interests and affiliations) as the Corporation shall request.

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Section 10.03 Denial of Rights, Refusal to Transfer. If (a) any Person from whom information is requested pursuant to Section (2) of this Article X should not provide all the information requested by the Corporation, or (b) the Corporation shall conclude that a stockholder’s ownership or proposed ownership of, or that a stockholder’s exercise of any rights of ownership with respect to, shares of capital stock of the Corporation results or could result in an FCC Regulatory Limitation, then, in the case of either clause (a) or clause (b), the Corporation may (i) refuse to permit the transfer of shares of capital stock of the Corporation to such proposed stockholder, (ii) suspend those rights of stock ownership the exercise of which causes or could cause such FCC Regulatory Limitation, (iii) require the conversion of any or all shares of Class A Common Stock or Class B Common Stock held by such stockholder into an equal number of shares of Class C Common Stock, (iv) refuse to permit the conversion of shares of Class B Common Stock or Class C Common Stock into Class A Common Stock, (v) redeem such shares of capital stock of the Corporation held by such stockholder in accordance with the terms and conditions set forth in this Section 10.03, and/or (vi) exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any such stockholder or proposed transferee, with a view towards obtaining such information or preventing or curing any situation which causes or could cause an FCC Regulatory Limitation. Any such refusal of transfer. suspension of rights or refusal to convert pursuant to clauses (i), (ii) and (iv), respectively, of the immediately preceding sentence shall remain in effect until the requested information has been received and the Corporation has determined that such transfer, or the exercise of such suspended rights, as the case may be, will not result in an FCC Regulatory Limitation. The terms and conditions of redemption pursuant to clause (v) of this Section 10.03 shall be as follows:

(i) the redemption price of any shares to be redeemed pursuant to this Section 10.03 shall be equal to the Fair Market Value (as hereinafter defined) of such shares;

(ii) the redemption price of such shares may be paid in cash, Redemption Securities (as hereinafter defined) or any combination thereof;

(iii) if less than all such shares are to be redeemed, the shares to be redeemed shall be selected in such manner as shall be determined by the Board of Directors, which may include selection first of the most recently purchased shares thereof, selection by lot or selection in any other manner determined by the Board of Directors;

(iv) at least 15 days’ written notice of the Redemption Date (as hereinafter defined) shall be given to the record holders of the shares selected to be redeemed (unless waived in writing by any such holder); provided that the Redemption Date may be the date on which written notice shall be given to record holders if the cash or Redemption Securities necessary to effect the redemption shall have been deposited in trust for the benefit of such record holders and subject to immediate withdrawal by them upon surrender of the stock certificates for their shares to be redeemed;

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(v) from and after the Redemption Date, any and all rights of whatever nature in respect of the shares selected for redemption (including, without limitation, any rights to vote or participate in dividends declared on stock of the same class or series as such shares), shall cease and terminate and the holders of such shares shall thenceforth be entitled only to receive the cash or Redemption Securities payable upon redemption; and

(vi) such other terms and conditions as the Board of Directors shall determine.

Section 10.04 Legends. The Corporation shall instruct the Corporation’s transfer agent that the shares of capital stock of the Corporation are subject to the restrictions set forth in this Article X and such restrictions shall be noted conspicuously on the certificate or certificates representing such capital stock or, in the case of uncertificated securities, contained in the notice or notices sent as required by applicable law.

Section 10.05 Certain Construction. For purposes of this Article X, the word “regulation” shall include not only regulations but rules, published policies and published controlling interpretations by an administrative agency or body empowered to administer a statutory provision of the Federal Communications Laws.

ARTICLE XI.

Section 11.01 Certain Definitions. As used herein, certain capitalized terms shall have the definitions set forth below.

(A) “Fair Market Value” shall mean, with respect to a share of the Corporation’s capital stock of any class or series, the volume weighted average sales price for such a share on the New York Stock Exchange or, if such stock is not listed on such exchange, on the principal U.S. registered securities exchange on which such stock is listed, during the 30 most recent days on which shares of stock of such class or series shall have been traded preceding the day on which notice of redemption shall be given pursuant to this Section 10.03; provided, however, that if shares of stock of such class or series are not listed or traded on any securities exchange, “Fair Market Value” shall be determined by the Board of Directors in good faith; and provided, further, that “Fair Market Value” as to any stockholder who purchased his stock within 120 days of a Redemption Date need not (unless otherwise determined by the Board of Directors) exceed the purchase price paid by him.

(B) “Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of November 16, 2006, by and among BT Triple Crown Merger Co., Inc., B Triple Crown Finco, LLC, T Triple Crown Finco, LLC and Clear Channel Communications, Inc., as amended.

(C) “Redemption Date” shall mean the date fixed by the Board of Directors for the redemption of any shares of stock of the Corporation pursuant to this Section 10.03.

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(D) “Redemption Securities” shall mean any debt or equity securities of the Corporation, any subsidiary of the Corporation or any other corporation or other entity, or any combination thereof, having such terms and conditions as shall be approved by the Board of Directors and which, together with any cash to be paid as part of the redemption price, in the opinion of any nationally recognized investment banking firm selected by the Board of Directors (which may be a firm which provides other investment banking, brokerage or other services to the Corporation), has a value, at the time notice of redemption is given pursuant to this Section 10.03, at least equal to the Fair Market Value of the shares to be redeemed pursuant to this Section 10.03 (assuming, in the case of Redemption Securities to be publicly traded, such Redemption Securities were fully distributed and subject only to normal trading activity).

ARTICLE XII.

Section 12.01 Opt Out of DGCL 203. The Corporation shall not be governed by Section 203 of the General Corporation Law of the State of Delaware

ARTICLE XIII.

Section 13.01 Action by Written Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded; provided, however, that if at any time the holders of shares of Class B Common Stock or Class C Common Stock that hold such shares as of the Closing Date (as defined in the Merger Agreement) no longer are the beneficial owners, in the aggregate, of at least a majority of the voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, then any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation must be effected at a duly called annual or special meeting of such stockholders and may no longer be effected by any consent in writing; provided, further, that from and after the Effective Time (as defined in the Merger Agreement), for so long as any shares of Class A Common Stock are outstanding, any action that is taken without a meeting by a written consent or consents of the requisite stockholders of the Corporation shall become effective on the tenth business day after public announcement by the Corporation of the adoption of the consent. The Corporation’s by-laws may establish procedures regulating the submission by stockholders of nominations and proposals for consideration at meetings of stockholders of the Corporation.

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THE UNDERSIGNED, hereby certifies that the facts stated above are true as of this      day of                      2007.

Name:	Scott Sperling
Title:	President

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AMENDED AND RESTATED BY-LAWS

OF

BT TRIPLE CROWN CAPITAL HOLDINGS III, INC.

Section 1. LAW, CERTIFICATE OF INCORPORATION AND BY-LAWS

1.1. These by-laws are subject to the certificate of incorporation of the corporation. In these by-laws, references to law, the certificate of incorporation and by-laws mean the law, the provisions of the certificate of incorporation and the by-laws as from time to time in effect.

Section 2. STOCKHOLDERS

2.1. Annual Meeting. The annual meeting of stockholders shall be held at such time and date as the board of directors shall determine, at which the stockholders shall elect a board of directors and transact such other business as may be required by law or these by-laws or as may properly be brought before the meeting. If no annual meeting is held in accordance with the foregoing provisions, a special meeting may be held in lieu of the annual meeting, and any action taken at that special meeting shall have the same effect as if it had been taken at the annual meeting, and in such case all references in these by-laws to the annual meeting of stockholders shall be deemed to refer to such special meeting.

2.2. Special Meetings. Except as otherwise required by law and subject to the rights, if any, of the holders of any series of Preferred Stock, special meetings of the stockholders of the corporation for any purpose or purposes may be called at any time pursuant to a resolution of the board of directors (and the chairman of the board of directors, the chief executive officer or secretary of the corporation shall call the meeting pursuant to such resolution), and special meetings of stockholders of the corporation may not be called by any other person or persons. Business transacted at any special meeting shall be limited to the purposes stated in the notice delivered in accordance with Section 2.4.

2.3. Place of Meeting. All meetings of stockholders shall be held at such place, within or without the State of Delaware, or, if so determined by a majority of the board of directors in its sole discretion, at no place (but rather by means of remote communication), as may be designated from time to time by the board of directors, or, if not so designated, at the principal executive office of the corporation or such other location as may be designated by the chairman of the board of directors, if any, or the president of the corporation.

2.4. Notice of Meetings. Except as otherwise provided by law, written notice of each meeting of stockholders, whether annual or special, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notices of all meetings shall state the place, if any, the date, the means of remote

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communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the hour of the meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. Notice of any meeting of stockholders shall be given either personally or by mail, electronic mail, telecopy, telegram or other electronic or wireless means. Notices not personally delivered shall be sent charges prepaid and shall be addressed to the stockholder at the address of that stockholder appearing on the books of the corporation. Notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or at the time of transmission when sent by electronic mail, telecopy, telegram or other electronic or wireless means. An affidavit of the mailing or other means of giving any notice of any stockholders’ meeting, executed by the secretary, assistant secretary or any transfer agent of the corporation giving the notice, shall be prima facie evidence of the giving of such notice or report. As to any adjourned session of any meeting of stockholders, notice of the adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment was taken except that if the adjournment is for more than thirty days or if after the adjournment a new record date is set for the adjourned session, notice of any such adjourned session of the meeting shall be given in the manner heretofore described. No notice of any meeting of stockholders or any adjourned session thereof need be given to a stockholder if a written waiver of notice, executed before or after the meeting or such adjourned session by such stockholder, is filed with the records of the meeting or if the stockholder attends such meeting without objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the stockholders or any adjourned session thereof need be specified in any written waiver of notice.

2.5. Quorum of Stockholders. At any meeting of the stockholders a quorum as to any matter shall consist of holders of outstanding shares representing a majority of the votes entitled to be cast on the matter, except where a larger quorum is required by law, by the certificate of incorporation or by these by-laws. Any meeting may be adjourned from time to time by a majority of the votes properly cast upon the question, whether or not a quorum is present. Shares of its own stock belonging to the corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the corporation, shall neither be entitled to vote nor be counted as outstanding for quorum purposes; provided, however, that the foregoing shall not limit the right of any corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

2.6. Voting List. The officer who has charge of the stock ledger of the corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for a period of at least ten (10) days prior to the meeting, for any purpose germane to the meeting on either, at the corporation’s sole discretion, (a) a reasonably accessible electronic network (for which such information required to access the electronic network shall be provided with the notice of the meeting) or (b) during ordinary business hours at the corporation’s principal place of business. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

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If the meeting is to be held solely by means of remote communication, the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

2.7. Action by Vote. When a quorum is present at any meeting, a plurality of the votes properly cast for election to any office shall elect the candidate to such office and a majority of the votes properly cast upon any question other than an election to an office shall decide the question, except when a larger vote is required by law, by the certificate of incorporation or by these by-laws. No ballot shall be required for any election unless requested by a stockholder present or represented at the meeting and entitled to vote in the election.

2.8. Nomination of Directors. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. The nomination for election to the board of directors of the corporation at a meeting of stockholders may be made only (a) pursuant to the notice of the meeting (or any supplement thereto) given by or at the direction of the board of directors, (b) by or at the direction of the board of directors or (c) by any stockholder of the corporation who was a stockholder of record of the corporation at the time the notice provided for below in this Section 2.8 is delivered to the Secretary who is entitled to vote in the election of directors at the meeting and who complies with the notice procedures set forth in this Section 2.8. Such nominations, other than those made by or on behalf of the board of directors, shall be made by timely notice in writing delivered or mailed to the Secretary in accordance with the provisions of Section 2.9. Such notice shall set forth (x) as to each proposed nominee (i) the name, age, business address and, if known, residence address of each such nominee, (ii) the principal occupation or employment of each such nominee, (iii) the number of shares of stock of the corporation that are beneficially owned by each such nominee, (iv) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, and (iv) any other information concerning the nominee that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”), including such person’s written consent to be named as a nominee and to serve as a director if elected; and (y) as to the stockholder giving the notice, the information required to be provided pursuant to Section 2.9. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as a director of the corporation.

The chair of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not properly brought before the meeting in accordance with the provisions of this Section 2.8, and if he or she should so determine, the chair shall so declare to the meeting and the defective nomination shall be disregarded.

Notwithstanding the foregoing provisions of this Section 2.8, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the corporation to present a nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the corporation.

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Notwithstanding the foregoing provisions of this Section 2.8, a stockholder shall also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.8. Nothing in this Section 2.8 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act.

2.9. Notice of Business at Annual Meetings. At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors, (b) otherwise properly brought before the meeting by or at the direction of the board of directors, (c) otherwise properly brought before an annual meeting by a stockholder who was a stockholder of record of the corporation at the time the stockholder’s notice provided for below in this Section 2.9 is delivered to the Secretary who is entitled to vote and who complies with the notice procedures set forth in this Section 2.9. For business to be properly brought before an annual meeting by a stockholder, if such business relates to the election of directors of the corporation, the procedures in Section 2.8 must be complied with. If such business relates to any other matter, the stockholder must have given timely notice thereof in writing to the Secretary. To be timely, a stockholder’s notice must be delivered to or mailed by first class United States mail, postage prepaid, and received by the Secretary at the principal executive offices of the corporation not less than ninety (90) calendar days nor more than one hundred twenty (120) calendar days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that if the annual meeting is not held within thirty (30) days before or after such anniversary date, then for the notice by the stockholder to be timely it must be so received not later than the close of business on the 10th day following the date on which the notice of the meeting was mailed or such public disclosure was made, whichever occurs first. A stockholder’s notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the corporation’s books, of the stockholder proposing such business, (iii) the class and number of shares of the corporation that are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business. Notwithstanding anything in these by-laws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section 2.9 and except that any stockholder proposal that complies with Rule 14a-8 under the 1934 Act, and is to be included in the corporation’s proxy statement for an annual meeting of stockholders shall be deemed to comply with the requirements of this Section 2.9.

The chair of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 2.9, and if he or she should so determine, the chair shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

Notwithstanding the foregoing provisions of this Section 2.9, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the corporation to present business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the corporation.

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Notwithstanding the foregoing provisions of this Section 2.9, a stockholder shall also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.9. Nothing in this Section 2.9 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act.

2.10. Action without Meetings. Unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders of the corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock of the corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in Delaware, its principal place of business, or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded; provided, however, that if at any time the holders of shares of Class B Common Stock or Class C Common Stock that hold such shares as of the Closing Date (as defined in Merger Agreement referenced in the certificate of incorporation) no longer are the beneficial owners, in the aggregate, of at least a majority of the voting power of all the then outstanding shares of stock of the corporation entitled to vote generally in the election of directors, then any action required or permitted to be taken at any annual or special meeting of stockholders of the corporation must be effected at a duly called annual or special meeting of such stockholders and may no longer be effected by any consent in writing. No written consent shall be effective to take the corporate action referred to therein unless written consents signed by a number of stockholders sufficient to take such action are delivered to the corporation in the manner specified in Article XIII of the certificate of incorporation within sixty days of the earliest dated consent so delivered.

If action is taken by consent of stockholders and in accordance with the foregoing, there shall be filed with the records of the meetings of stockholders the writing or writings comprising such consent.

If action is taken by less than unanimous consent of stockholders, prompt notice of the taking of such action without a meeting shall be given to those who have not consented in writing and a certificate signed and attested to by the secretary that such notice was given shall be filed with the records of the meetings of stockholders.

In the event that the action which is consented to is such as would have required the filing of a certificate under any provision of the General Corporation Law of the State of Delaware (as in effect from time to time, the “DGCL”), if such action had been voted upon by the stockholders at a meeting thereof, the certificate filed under such provision shall state, in lieu of any statement required by such provision concerning a vote of stockholders, that written consent has been given under Section 228 of the DGCL and that written notice has been given as provided in such Section 228.

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2.11. Conduct of Meeting. The Chairman of the board of directors or, in his or her absence, the Vice Chairman of the board of directors, if any, the Chief Executive Officer, the President or any Vice President, in the order named, shall call meetings of the stockholders to order and act as chair of such meeting; provided, however, that, in the absence of the Chairman of the board of directors, the board of directors may appoint any stockholder to act as chair of any meeting. The Secretary of the corporation or, in his or her absence, any Assistant Secretary, shall act as secretary at all meetings of the stockholders; provided, however, that in the absence of the Secretary at any meeting of the stockholders, the person acting as chair at any meeting may appoint any person to act as secretary of such meeting.

The board of directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem appropriate. Subject to such rules and regulations of the board of directors, if any, the person presiding over the meeting shall have the right and authority to convene and adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of the person presiding over the meeting, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the person presiding over the meeting shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting and matters that are to be voted on by ballot. The person presiding over the meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if the person presiding over the meeting should so determine and declare, any such matter or business shall not be transacted or considered. Unless and to the extent determined by the board of directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

2.12. Proxy Representation. Every stockholder may authorize another person or persons to act for him by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, objecting to or voting or participating at a meeting, or expressing consent or dissent without a meeting. Every proxy must be signed by the stockholder or by his attorney-in-fact. No proxy shall be voted or acted upon after three years from its date unless such proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and, if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. The authorization of a proxy may but need not be limited to specified action; provided, however, that if a proxy limits its authorization to a meeting or meetings of stockholders, unless otherwise specifically provided such proxy shall entitle the holder thereof to vote at any adjourned session but shall not be valid after the final adjournment thereof.

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2.13. Inspectors. The directors or the person presiding at the meeting may, and shall if required by applicable law, appoint one or more inspectors of election and any substitute inspectors to act at the meeting or any adjournment thereof. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspectors shall make a report in writing of any challenge, question or matter determined by them and execute a certificate of any fact found by them.

Section 3. BOARD OF DIRECTORS

3.1. Powers. The business and affairs of the corporation shall be managed by or under the direction of the board of directors who shall have and may exercise all the powers of the corporation and do all such lawful acts and things as are not by law, the certificate of incorporation or these by-laws directed or required to be exercised or done by the stockholders. In the event of a vacancy in the board of directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full board of directors until the vacancy is filled.

3.2. Number; Election; Qualification. The corporation shall have five or more directors, the number of directors to be determined from time to time by vote of a majority of the directors then in office. Except in connection with the election of directors at the annual meeting of stockholders, the number of directors may be decreased only to eliminate vacancies by reason of death, resignation or removal of one or more directors. Subject to Article IV of the certificate of incorporation, the directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. No director need be a stockholder.

3.3. Tenure. Except as otherwise provided by law, by the certificate of incorporation or by these by-laws, each director shall hold office until the next annual meeting (or shareholder action in lieu thereof) and until his successor is elected and qualified, or until he sooner dies, resigns, is removed or becomes disqualified.

3.4. Vacancies. Vacancies and any newly created directorships resulting from any increase in the number of directors may be filled by vote of the holders of the particular class or series of stock entitled to elect such director at a meeting called for the purpose, or by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, in each case elected by the particular class or series of stock entitled to elect such directors. When one or more directors shall resign from the board, effective at a future date, a majority of the

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directors then in office, including those who have resigned, who were elected by the particular class or series of stock entitled to elect such resigning director or directors shall have power to fill such vacancy or vacancies, the vote or action by writing thereon to take effect when such resignation or resignations shall become effective. The directors shall have and may exercise all their powers notwithstanding the existence of one or more vacancies in their number, subject to any requirements of law or of the certificate of incorporation or of these by-laws as to the number of directors required for a quorum or for any vote or other actions.

3.5. Committees. The board of directors may, by vote of a majority of the whole board, (a) designate, change the membership of or terminate the existence of any committee or committees, each committee to consist of one or more of the directors; (b) designate one or more directors as alternate members of any such committee who may replace any absent or disqualified member at any meeting of the committee; and (c) determine the extent to which each such committee shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, including the power to authorize the seal of the corporation to be affixed to all papers which require it and the power and authority to declare dividends or to authorize the issuance of stock; excepting, however, such powers which by law, by the certificate of incorporation or by these by-laws they are prohibited from so delegating. In the absence or disqualification of any member of such committee and his alternate, if any, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Except as the board of directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the board or such rules, its business shall be conducted as nearly as may be in the same manner as is provided by these by-laws for the conduct of business by the board of directors. Each committee shall keep regular minutes of its meetings and report the same to the board of directors upon request.

3.6. Regular Meetings. Regular meetings of the board of directors may be held without call or notice at such places within or without the State of Delaware and at such times as the board may from time to time determine, provided that notice of the first regular meeting following any such determination shall be given to absent directors. A regular meeting of the directors may be held without call or notice immediately after and at the same place as the annual meeting of stockholders.

3.7. Special Meetings. Special meetings of the board of directors may be held at any time and at any place within or without the State of Delaware designated in the notice of the meeting, when called by the chairman of the board, if any, the president, or by one-third or more in number of the directors, reasonable notice thereof being given to each director by the secretary or by the chairman of the board, if any, the president or any one of the directors calling the meeting.

3.8. Notice. It shall be reasonable and sufficient notice to a director to send notice (a) by giving notice to such director in person or by telephone at least twenty four (24) hours in advance of the meeting, (b) by sending a telecopy, electronic mail or other means of electronic transmission, or delivering written notice by hand, to the director’s last known business or home

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address at least twenty four (24) hours in advance of the meeting, or (c) by mailing written notice to the director’s last known business or home address at least seventy two (72) hours in advance of the meeting. Notice of a meeting need not be given to any director if a written waiver of notice, executed by him before or after the meeting, is filed with the records of the meeting, or to any director who attends the meeting without protesting prior thereto or at its commencement the lack of notice to him. Neither notice of a meeting nor a waiver of a notice need specify the purposes of the meeting.

3.9. Quorum. Except as may be otherwise provided by law, by the certificate of incorporation or by these by-laws, at any meeting of the directors, a majority of the directors then in office shall constitute a quorum; a quorum shall not in any case be less than one-third of the total number of directors constituting the whole board. Any meeting may be adjourned from time to time by a majority of the votes cast upon the question, whether or not a quorum is present, and the meeting may be held as adjourned without further notice.

3.10. Action by Vote. Except as may be otherwise provided by law, by the certificate of incorporation or by these by-laws, when a quorum is present at any meeting the vote of a majority of the directors voting on a matter shall be the act of the board of directors.

3.11. Action Without a Meeting. Any action required or permitted to be taken at any meeting of the board of directors or a committee thereof may be taken without a meeting if all the members of the board or of such committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the records of the meetings of the board or of such committee. Such consent shall be treated for all purposes as the act of the board or of such committee, as the case may be.

3.12. Participation in Meetings by Conference Telephone. Members of the board of directors, or any committee designated by such board, may participate in a meeting of such board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other or by any other means permitted by law. Such participation shall constitute presence in person at such meeting.

3.13. Compensation. In the discretion of the board of directors, each director may be paid such fees for his services as director and be reimbursed for his reasonable expenses incurred in the performance of his duties as director as the board of directors from time to time may determine. Nothing contained in this section shall be construed to preclude any director from serving the corporation in any other capacity and receiving reasonable compensation therefor.

3.14. Interested Directors and Officers.

(a) No contract or transaction between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of the corporation’s directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

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(1) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(2) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(3) The contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee thereof, or the stockholders.

(b) Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

Section 4. OFFICERS AND AGENTS

4.1. Enumeration; Qualification. The officers of the corporation shall be a president, a treasurer, a secretary and such other officers, if any, as the board of directors from time to time may in its discretion elect or appoint including without limitation a chairman of the board, one or more vice presidents and a controller. The corporation may also have such agents, if any, as the board of directors from time to time may in its discretion choose. Any officer may be but none need be a director or stockholder. Any two or more offices may be held by the same person. Any officer may be required by the board of directors to secure the faithful performance of his duties to the corporation by giving bond in such amount and with sureties or otherwise as the board of directors may determine.

4.2. Powers. Subject to law, to the certificate of incorporation and to the other provisions of these by-laws, each officer shall have, in addition to the duties and powers herein set forth, such duties and powers as are commonly incident to his office and such additional duties and powers as the board of directors may from time to time designate.

4.3. Election. The officers may be elected by the board of directors at their first meeting following the annual meeting of the stockholders or at any other time. At any time or from time to time the directors may delegate to any officer their power to elect or appoint any other officer or any agents.

4.4. Tenure. Each officer shall hold office until the first meeting of the board of directors following the next annual meeting of the stockholders and until his respective successor is chosen and qualified unless a shorter period shall have been specified by the terms of his election or appointment, or in each case until he sooner dies, resigns, is removed or becomes disqualified. Each agent shall retain his authority at the pleasure of the directors, or the officer by whom he was appointed or by the officer who then holds agent appointive power.

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4.5. Chairman of the Board of Directors, President and Vice President. The chairman of the board, if any, shall have such duties and powers as shall be designated from time to time by the board of directors. Unless the board of directors otherwise specifies, the chairman of the board, or if there is none the chief executive officer, shall preside, or designate the person who shall preside, at all meetings of the stockholders and of the board of directors.

Unless the board of directors otherwise specifies, the president or co-presidents shall be the chief executive officer(s) and shall have direct charge of all business operations of the corporation and, subject to the control of the directors, shall have general charge and supervision of the business of the corporation.

Any vice presidents shall have such duties and powers as shall be set forth in these by-laws or as shall be designated from time to time by the board of directors or by the president or any co-president.

4.6. Treasurer and Assistant Treasurers. Unless the board of directors otherwise specifies, the treasurer shall be the chief financial officer of the corporation and shall be in charge of its funds and valuable papers, and shall have such other duties and powers as may be designated from time to time by the board of directors or by the president. If no controller is elected, the treasurer shall, unless the board of directors otherwise specifies, also have the duties and powers of the controller.

Any assistant treasurers shall have such duties and powers as shall be designated from time to time by the board of directors, the president or the treasurer.

4.7. Controller and Assistant Controllers. If a controller is elected, he shall, unless the board of directors otherwise specifies, be the chief accounting officer of the corporation and be in charge of its books of account and accounting records, and of its accounting procedures. He shall have such other duties and powers as may be designated from time to time by the board of directors, the president or the treasurer.

Any assistant controller shall have such duties and powers as shall be designated from time to time by the board of directors, the president, the treasurer or the controller.

4.8. Secretary and Assistant Secretaries. The secretary shall record all proceedings of the stockholders, of the board of directors and of committees of the board of directors in a book or series of books to be kept therefor and shall file therein all actions by written consent of stockholders or directors. In the absence of the secretary from any meeting, an assistant secretary, or if there be none or he is absent, a temporary secretary chosen at the meeting, shall record the proceedings thereof. Unless a transfer agent has been appointed the secretary shall keep or cause to be kept the stock and transfer records of the corporation, which shall contain the names and record addresses of all stockholders and the number of shares registered in the name of each stockholder. He shall have such other duties and powers as may from time to time be designated by the board of directors or the president.

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Any assistant secretaries shall have such duties and powers as shall be designated from time to time by the board of directors, the president or the secretary.

Section 5. RESIGNATIONS AND REMOVALS

5.1. Any director or officer may resign at any time by delivering his resignation in writing to the chairman of the board, if any, the president, or the secretary or to a meeting of the board of directors. Such resignation shall be effective upon receipt unless specified to be effective at some other time, and without in either case the necessity of its being accepted unless the resignation shall so state. The board of directors may at any time remove any officer either with or without cause. The board of directors may at any time terminate or modify the authority of any agent.

Section 6. VACANCIES

6.1. If the office of the president or the vice president or the treasurer or the secretary becomes vacant, the directors may elect a successor by vote of a majority of the directors then in office. If the office of any other officer becomes vacant, any person or body empowered to elect or appoint that officer may choose a successor. Each such successor shall hold office for the unexpired term, and in the case of the president, the vice president, the treasurer and the secretary until his successor is chosen and qualified or in each case until he sooner dies, resigns, is removed or becomes disqualified. Any vacancy of a directorship shall be filled as specified in Article V of the certificate of incorporation and Section 3.4 of these by-laws.

Section 7. CAPITAL STOCK

7.1. Stock Certificates. Each stockholder shall be entitled to a certificate stating the number and the class and the designation of the series, if any, of the shares held by him, in such form as shall, in conformity to law, the certificate of incorporation and the by-laws, be prescribed from time to time by the board of directors. Such certificate shall be signed by the chairman or vice chairman of the board, if any, or the president or a vice president and by the treasurer or an assistant treasurer or by the secretary or an assistant secretary. Any of or all the signatures on the certificate may be a facsimile. In case an officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the time of its issue.

7.2. Loss of Certificates. In the case of the alleged theft, loss, destruction or mutilation of a certificate of stock, a duplicate certificate may be issued in place thereof, upon such terms, including receipt of a bond sufficient to indemnify the corporation against any claim on account thereof, as the board of directors may prescribe.

Section 8. TRANSFER OF SHARES OF STOCK

8.1. Transfer on Books. Subject to the restrictions, if any, stated or noted on the stock certificate, shares of stock may be transferred on the books of the corporation by the surrender to

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the corporation or its transfer agent of the certificate therefor properly endorsed or accompanied by a written assignment and power of attorney properly executed, with necessary transfer stamps affixed, and with such proof of the authenticity of signature as the board of directors or the transfer agent of the corporation may reasonably require. Except as may be otherwise required by law, by the certificate of incorporation or by these by-laws, the corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to receive notice and to vote or to give any consent with respect thereto and to be held liable for such calls and assessments, if any, as may lawfully be made thereon, regardless of any transfer, pledge or other disposition of such stock until the shares have been properly transferred on the books of the corporation.

It shall be the duty of each stockholder to notify the corporation of his post office address.

8.2. Record Date. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no such record date is fixed by the board of directors, the record date for determining the stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the board of directors. If no such record date has been fixed by the board of directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required by the DGCL, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware by hand or certified or registered mail, return receipt requested, to its principal place of business or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. If no record date has been fixed by the board of directors and prior action by the board of directors is required by the DGCL, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the board of directors adopts the resolution taking such prior action.

In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect

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of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such payment, exercise or other action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

Section 9. CORPORATE SEAL

9.1. Subject to alteration by the directors, the seal of the corporation shall consist of a flat-faced circular die with the word “Delaware” and the name of the corporation cut or engraved thereon, together with such other words, dates or images as may be approved from time to time by the directors.

Section 10. EXECUTION OF PAPERS

10.1. Except as the board of directors may generally or in particular cases authorize the execution thereof in some other manner, all deeds, leases, transfers, contracts, bonds, notes, checks, drafts or other obligations made, accepted or endorsed by the corporation shall be signed by the chairman of the board, if any, the president or any co-president, a vice president or the treasurer.

Section 11. FISCAL YEAR

11.1. The fiscal year of the corporation shall end on the last day of December.

Section 12. AMENDMENTS

12.1. These by-laws may be adopted, amended or repealed by vote of a majority of the directors then in office or by vote of a majority of the voting power of the stock outstanding and entitled to vote. Any by-law, whether adopted, amended or repealed by the stockholders or directors, may be amended or reinstated by the stockholders or the directors.

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Exhibit C

Form of Agreement Restricting Affiliate Transactions

This Agreement (the “Agreement”) is made as of                     , 2007 by and among BT Triple Crown Capital Holdings III, Inc., a Delaware corporation (the “Corporation”), Bain Capital Fund IX, L.P., a Delaware limited partnership, Thomas H. Lee Equity Fund VI, L.P., a Delaware limited partnership, and BT Triple Crown Merger Co., Inc., a Delaware corporation (“Mergerco”). Capitalized terms shall have the meanings as set forth on Schedule A hereto.

In consideration of and subject to the mutual agreements, terms and conditions contained in this Agreement, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1. Prior to the earlier of a Qualified Public Offering or the consummation of a Change of Control, the Corporation shall not, and shall not permit any of its subsidiaries to enter into or effect any Affiliate Transaction without the prior approval of either (i) a majority of the independent directors of Holdings or (ii) a majority of the then-outstanding shares of Class A Common Stock, par value $0.001, of Holdings (excluding for purposes of such calculation from both (x) the votes cast and (y) the outstanding shares, all shares held at that time by any Principal Investor, any Affiliate of a Principal Investor or members of management and directors of the Corporation whose beneficial ownership information is required to be disclosed in filings with the Securities and Exchange Commission pursuant to Item 403 of Regulation S-K, such shares referred to herein as the “Public Shares”).

2. This Agreement shall become effective at the Effective Time (as defined in the Merger Agreement).

3. This Agreement may not be terminated (other than pursuant to paragraph 4 below), amended, supplemented or otherwise modified without the prior written approval of either (i) a majority of the independent directors of Holdings elected in accordance with Section 5.02(b) of the Corporation’s Second Amended and Restated Certificate of Incorporation (as amended) or (ii) a majority of the then-outstanding Public Shares.

4. This Agreement shall terminate upon the earliest of (i) the termination of the Merger Agreement in accordance with Article VIII of the Merger Agreement, (ii) a Qualified Public Offering and (iii) the consummation of a Change of Control.

5. This Agreement is a New York contract and shall be governed by and construed in accordance with the laws of the State of New York.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed individually or by its respective duly authorized officer as of the date first written above.

BT TRIPLE CROWN CAPITAL HOLDINGS III, INC.

By:
Name:	Scott Sperling
Title:	President

BT TRIPLE CROWN MERGER CO., INC.

By:
Name:	Scott Sperling
Title:	Co-President

BAIN CAPITAL FUND IX, L.P.
By: BAIN CAPITAL PARTNERS, IX, L.P., ITS GENERAL PARTNER
By: BAIN CAPITAL INVESTORS, LLC, ITS GENERAL PARTNER

By:
Name:	John P. Connaughton
Title:	Managing Director

THOMAS H. LEE EQUITY FUND VI, L.P.
By: THL EQUITY ADVISORS VI, LLC, ITS GENERAL PARTNER
By: THOMAS H. LEE PARTNERS, L.P., ITS SOLE MEMBER
By: THOMAS H. LEE ADVISORS, LLC, ITS GENERAL PARTNER

By:
Name:	Scott M. Sperling
Title:	Co-President

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Schedule A

“Affiliate” shall mean, with respect to any specified Person, (a) any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person (for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise) provided, however, that neither the Corporation nor any of its subsidiaries shall be deemed an Affiliate of any Principal Investor (and vice versa).

“Affiliate Transaction” shall mean any transaction or agreement between the Corporation or one of its subsidiaries, on the one hand, and any Principal Investor or one of its Affiliates, on the other hand, except for: (i) any commercial transaction between the Corporation or any of its subsidiaries, on the one hand, and any portfolio company in which any Principal Investor or any Affiliate of a Principal Investor has a direct or indirect equity interest, on the other, so long as such transaction was entered into on an arms’- length basis; (ii) any purchase of bank debt or securities by a Principal Investor or an Affiliate of a Principal Investor or any transaction between a Principal Investor or Affiliate of a Principal Investor on the one hand, and the Corporation or one of its subsidiaries on the other hand, related to the ownership of bank debt or securities, provided such purchase or transaction is on terms (except with respect to relief from all or part of any underwriting or placement fee applicable thereto) comparable to those consummated in an offering made to unaffiliated third parties; (iii) the payment by the Corporation or one of its subsidiaries of up to $87.5 million in transaction fees to the Principal Investors or their Affiliates in connection with the transactions contemplated by the Merger Agreement; (iv) any payment of management, transaction, monitoring or any other fees to the Principal Investors or their Affiliates except pursuant to an arrangement or structure whereby the holders of Public Shares of the Corporation are made whole for the portion of such fees paid by the Corporation that would otherwise be proportionate to their share holdings; and (v) any transaction to which a Principal Investor or an Affiliate thereof is a party in its capacity as a stockholder of the Corporation that is offered generally to other stockholders of the Corporation (including the holders of shares of Class A Common Stock) on comparable or more favorable terms.

“Change of Control” shall mean the occurrence of any of the following: (i) any consolidation or merger of the Corporation with or into any other corporation or other Person, or any other corporate reorganization or transaction (including the acquisition of stock of the Corporation), whether or not the Corporation is a party thereto, in which the direct and indirect stockholders of the Corporation immediately prior to such consolidation, merger, reorganization or transaction, own stock either (A) representing directly, or indirectly through one or more entities, less than fifty percent (50%) of the economic interests in and less than fifty percent (50%) of the voting power of the Corporation or other surviving entity immediately after such consolidation, merger, reorganization or transaction or (B) that does not directly, or indirectly through one or more entities, through the ownership of voting securities, by agreement or otherwise, have the power to elect a majority of the entire board of directors of the Corporation or other surviving entity

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immediately after such consolidation, merger, reorganization or transaction, (ii) any stock sale or other transaction or series of related transactions, whether or not the Corporation is a party thereto, after giving effect to which in excess of fifty percent (50%) of the Corporation’s voting power is owned directly, or indirectly through one or more entities, by any Person and its “affiliates” or “associates” (as such terms are defined in the rules adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as in effect from time to time), other than the Principal Investors and their respective Affiliates, excluding, in any case referred to in clause (i) or (ii) any bona fide primary or secondary public offering; or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation.

“Merger Agreement” shall mean Agreement and Plan of Merger, dated as of November 16, 2006, by and among Mergerco, B Triple Crown Finco, LLC, a Delaware Limited Liability Company, T Triple Crown Finco, LLC, a Delaware Limited Liability Company and Clear Channel Communications, Inc., a Texas corporation, as amended.

“Qualified Public Offering” shall mean an underwritten public offering and sale of Common Stock for cash registered on Form S-1 or S-3 (or any successor form under the Securities Act of 1933, as in effect from time to time) (a) which results in aggregate proceeds to the Corporation in excess of $250,000,000 and (b) after which the Corporation’s common stock is listed on NASDAQ’s National Market System or another national securities exchange.

“Principal Investors” shall mean, collectively, Bain Capital Fund IX, L.P. or Thomas H. Lee Equity Fund VI, L.P. and each other private equity investment fund under common control with that Principal Investor (including any such entity with the same general partner or principal investment advisor as that Investor or with a general partner or principal investment advisor that is an Affiliate of the general partner or principal investment advisor of that Principal Investor), and each general partner or principal investment advisor of any of the foregoing funds.

“Person” shall mean any individual, partnership, corporation, company, association, trust, joint venture, limited liability company, unincorporated organization, entity or division, or any government, governmental department or agency or political subdivision thereof.

Page 56 of 56 Pages

Exhibit D

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of May 30, 2007.

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS ASSOCIATES LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

RICHARD L. GRUBMAN

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title